Exhibit 99.1

Vipshop Reports Unaudited Third Quarter 2017 Financial Results

Conference Call to Be Held at 8:00 A.M. U.S. Eastern Time on November 21, 2017

Guangzhou, China, November 20, 2017 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the third quarter ended September 30, 2017.

Third Quarter 2017 Highlights

•                  Total net revenue for the third quarter of 2017 increased by 27.6% to RMB15.3 billion (US$2.3 billion) from RMB12.0 billion in the prior year period.

•                  The number of active customers1 for the trailing twelve months ended September 30, 2017 increased by 22% year over year to 60.5 million from 49.6 million in the prior year period.

•                  Total orders2 for the third quarter of 2017 increased by 23% year over year to 74.0 million from 60.1 million in the prior year period.

•                  Gross profit for the third quarter of 2017 increased by 19.4% to RMB3.5 billion (US$526.0 million) from RMB2.9 billion in the prior year period.

•                  Net income attributable to Vipshop’s shareholders for the third quarter of 2017 was RMB338.1 million (US$50.8 million), as compared with RMB342.9 million in the prior year period.

•                  Non-GAAP net income attributable to Vipshop’s shareholders3 for the third quarter of 2017 was RMB559.8 million (US$84.1 million), as compared with RMB595.5 million in the prior year period.

Mr. Eric Shen, chairman and chief executive officer of Vipshop, stated, “We saw healthy growth in our total active customers for the trailing twelve months ended September 30, 2017, which increased to over 60 million. Importantly, our core categories continue to demonstrate robust growth, adding hundreds of domestic and international fashion brands to our portfolio in the past quarter. We remain committed to enriching our offering, including opening up our marketplace business, which will continue to improve our user experience.”

Mr. Donghao Yang, chief financial officer of Vipshop, further commented, “In the third quarter of 2017, our topline came in at the high-end of our guidance range, increasing by nearly 28% year over year. Our efforts to manage existing and new users are bearing fruit, as demonstrated by the improved stickiness and customer loyalty across our platform.”

1 “Active customers” are defined as registered members who have purchased from the Company or the Company’s online marketplace platforms at least once during the relevant period.

2 “Total orders” are defined as the total number of orders placed during the relevant period, including the orders for products and services sold in the Company’s online sales business and on the Company’s online marketplace platforms, net of orders returned.

3 Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets resulting from business acquisitions and equity method investments.

Recent Business Highlights

•                  In the third quarter of 2017, Vipshop added three local warehouses in Taiyuan, Hohhot, and Hefei, China, totaling approximately 32,000 square meters and bringing the Company’s total number of local warehouses to fourteen as of September 30, 2017. The Company added approximately 23,000 square meters of warehousing space for its cross-border business, including new locations in Australia, France, and the United States. For its regional logistics hubs, approximately 150,000 square meters of warehousing space were added. As of September 30, 2017, Vipshop has approximately 2.4 million square meters of total warehousing space, of which 1.5 million square meters of warehousing space is owned by the Company.

•                  During the third quarter of 2017, Vipshop delivered 98% of its orders through its proprietary last mile network, up from 90% in the prior year period. Around 72% of customer returns were collected directly by Vipshop’s last mile staff, which represents a significant increase from 50% in the prior year period.

•                  In the third quarter of 2017, the Company’s average revenue per customer increased by 11% year over year, which was primarily driven by the 4% year-over-year increase in average ticket size and 7% year-over-year increase in the number of orders per customer.

•                  Vipshop began to roll out its Super VIP Paid Membership Program to all customers in the third quarter of 2017. The average visiting frequency of customers who enrolled in the program increased by almost 100% after such customers started paying for the membership.

•                  Vipshop is connected to the inventory management systems of more than 500 of its suppliers. In the third quarter of 2017, the Company’s daily average SKUs online was 3.2 million, representing a significant increase from 1.2 million in the prior year period.

•                  Vipshop recently added a number of popular domestic and international brands to its platform, including Diesel, Marc Jacobs, Sergio Rossi, Shanghai Tang, and Peuterey.

•                  In October 2017, Vipshop’s Internet finance subsidiary completed its second offering of Renminbi-denominated asset-backed securities (“ABS”) of RMB500 million, which is listed on the Shanghai Stock Exchange in China.

•                  During the third quarter of 2017, Vipshop’s consumer financing business had 3.8 million users, which was an 146% increase from 1.5 million users in the prior year period.

Third Quarter 2017 Financial Results

REVENUE

Total net revenue for the third quarter of 2017 increased by 27.6% to RMB15.3 billion (US$2.3 billion) from RMB12.0 billion in the prior year period, primarily driven by the growth in the number of total active customers and average revenue per customer.

The number of active customers for the third quarter of 2017 increased by 15% to 23.8 million from 20.8 million in the prior year period. The number of total orders for the third quarter of 2017 increased by 23% to 74.0 million from 60.1 million in the prior year period.

GROSS PROFIT

Gross profit for the third quarter of 2017 increased by 19.4% to RMB3.5 billion (US$526.0 million) from RMB2.9 billion in the prior year period. Gross margin was 22.9% as compared with 24.4% in the prior year period, primarily attributable to investment in promotional activities for market share gain, which is balanced by reduced spending in the Company’s broader marketing efforts.

OPERATING INCOME AND EXPENSES

Total operating expenses for the third quarter of 2017 were RMB3.2 billion (US$474.1 million), as compared with RMB2.5 billion in the prior year period. As a percentage of total net revenue, total operating expenses decreased to 20.6% from 21.2% in the prior year period.

•                    Fulfillment expenses for the third quarter of 2017 were RMB1.7 billion (US$251.6 million), as compared with RMB1.0 billion in the prior year period, primarily reflecting an increase in sales volume and number of orders fulfilled. As a percentage of total net revenue, fulfillment expenses were 10.9% as compared with 8.5% in the prior year period, primarily attributable to the Company’s expansion to support an increase in the last mile business outside of the Vipshop platform.

•                       Marketing expenses for the third quarter of 2017 were RMB478.4 million (US$71.9 million), as compared with RMB641.5 million in the prior year period. As a percentage of total net revenue, marketing expenses decreased to 3.1% from 5.3% in the prior year period.

•                       Technology and content expenses for the third quarter of 2017 were RMB455.0 million (US$68.4 million), as compared with RMB374.5 million in the prior year period, reflecting the Company’s continuing efforts to invest in human capital, advanced technologies, and its Internet finance business. As a percentage of total net revenue, technology and content expenses decreased to 3.0% from 3.1% in the prior year period.

•                       General and administrative expenses for the third quarter of 2017 were RMB546.6 million (US$82.2 million), as compared with RMB500.6 million in the prior year period. As a percentage of total net revenue, general and administrative expenses decreased to 3.6% from 4.2% in the prior year period, primarily attributable to the Company’s improved efficiency due to its greater scale.

Income from operations for the third quarter of 2017 was RMB448.2 million (US$67.4 million), as compared with RMB528.8 million in the prior year period. Operating margin was 2.9% as compared with 4.4% in the prior year period.

Non-GAAP income from operations4, which excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, was RMB703.2 million (US$105.7 million) as compared with RMB732.0 million in the prior year period. Non-GAAP operating income margin5 was 4.6% as compared with 6.1% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the third quarter of 2017 was RMB338.1 million (US$50.8 million), as compared with RMB342.9 million in the prior year period. Net margin attributable to Vipshop’s shareholders was 2.2% as compared with 2.9% in the prior year period, primarily attributable to decreased gross margin and increased fulfillment costs due to the Company’s investment into its logistics business outside of the Vipshop platform. Net income attributable to Vipshop’s shareholders per diluted ADS6 was RMB0.56 (US$0.08) as compared with RMB0.58 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders, which excludes share-based compensation expenses, impairment loss of investments, and amortization of intangible assets resulting from business acquisitions and equity method investments, was RMB559.8 million (US$84.1 million) as compared with RMB595.5 million in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders7 was 3.7% as compared with 5.0% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS8 was RMB0.91 (US$0.14) as compared with RMB1.00 in the prior year period.

For the quarter ended September 30, 2017, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 627,678,468.

BALANCE SHEET AND CASH FLOW

As of September 30, 2017, the Company had cash and cash equivalents and restricted cash of RMB3.7 billion (US$556.6 million) and held-to-maturity securities of RMB230.3 million (US$34.6 million).

For the quarter ended September 30, 2017, net cash used in operating activities was RMB0.4 billion, and free cash flow9, a non-GAAP measurement of liquidity, was as follows:

4 Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

5 Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.

6 “ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.

7 Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

8 Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

9 Free cash flow is a non-GAAP financial measure, which means the operating cash flow adding back the impact from Internet financing activities and less capital expenditures, which include purchase of property and equipment, purchase and deposits of land use rights, and purchase of other assets.

For the three months ended

	Sep 30, 2016	Sep 30, 2017	Sep 30, 2017
	RMB’000	RMB’000	US$’000
Net cash from (used in) operating activities	649,556	(359,678)	(54,060)
Add: Impact from Internet financing activities[9]	450,106	503,416	75,664
Less: Capital expenditures	(830,470)	(719,081)	(108,079)
Free cash flow in (out)	269,192	(575,343)	(86,475)

Free cash flow trailing twelve months ended

	Sep 30, 2016	Sep 30, 2017	Sep 30, 2017
	RMB’000	RMB’000	US$’000
Net cash from operating activities	3,634,113	904,849	136,000
Add: Impact from Internet financing activities[9]	1,603,278	2,903,516	436,402
Less: Capital expenditures	(3,844,400)	(2,690,145)	(404,332)
Free cash flow in	1,392,991	1,118,220	168,070

Business Outlook

For the fourth quarter of 2017, the Company expects its total net revenue to be between RMB22.8 billion and RMB23.8 billion, representing a year-over-year growth rate of approximately 20% to 25%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

This announcement contains currency conversions of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.6533 to US$1.00, the effective noon buying rate for September 29, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call Information

The Company will hold a conference call on Tuesday, November 21, 2017 at 8:00 am Eastern Time or 9:00 pm Beijing Time to discuss its financial results and operating performance for the third quarter of 2017.

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200-654
Hong Kong:	+852-3018-6776
Conference ID:	#3299529

The replay will be accessible through November 29, 2017 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	#3299529

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of shareholders’ equity, consolidated statements of cash flows, and the detailed notes required by Accounting Standards Codification 270 Interim Reporting (“ASC270”), have not been presented. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating income margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets resulting from business acquisitions and equity method investments. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenue. Free cash flow is the operating cash flow adding back the impact from Internet financing activities and less capital expenditures, which include purchase of property and equipment, purchase and deposits of land use rights, and purchase of other assets. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation, impairment loss of investments and amortization of intangible assets adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, impairment loss of investments, and amortization of intangible assets. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from Internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure and technology platform. Share-based compensation expenses and amortization of intangible assets have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email:IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except per share data)

	Three Months Ended
	September 30,2016	September 30,2017	September 30,2017
	RMB’000	RMB’000	USD’000

Product revenues	11,703,511	14,900,789	2,239,609
Other revenues (1)	298,813	412,368	61,979
Total net revenues	12,002,324	15,313,157	2,301,588
Cost of revenues	(9,070,361)	(11,813,674)	(1,775,611)
Gross profit	2,931,963	3,499,483	525,977
Operating expenses:
Fulfillment expenses (2)	(1,025,845)	(1,674,261)	(251,644)
Marketing expenses	(641,514)	(478,424)	(71,908)
Technology and content expenses	(374,468)	(455,039)	(68,393)
General and administrative expenses (3)	(500,600)	(546,575)	(82,151)
Total operating expenses	(2,542,427)	(3,154,299)	(474,096)
Other income	139,251	103,017	15,484
Income from operations	528,787	448,201	67,365
Impairment loss of investments	(65,940)	0	0
Interest expenses	(20,125)	(18,675)	(2,807)
Interest income	21,972	18,549	2,788
Exchange gain (loss)	31,913	(26,950)	(4,051)
Income before income taxes and share of result of affiliates	496,607	421,125	63,295
Income tax expense (4)	(135,651)	(101,676)	(15,282)
Share of loss of affiliates	(15,752)	(993)	(149)
Net income	345,204	318,456	47,864
Net (income) loss attributable to noncontrolling interests	(2,343)	19,599	2,946
Net income attributable to Vipshop’s shareholders	342,861	338,055	50,810

Shares used in calculating earnings per share (5):
Class A and Class B ordinary shares:
—Basic	116,178,808	117,641,548	117,641,548
—Diluted	118,727,676	125,535,694	125,535,694

Net earnings per Class A and Class B share
Net income attributable to Vipshop’s shareholders—Basic	2.95	2.87	0.43
Net income attributable to Vipshop’s shareholders—Diluted	2.89	2.79	0.42

Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	0.59	0.57	0.09
Net income attributable to Vipshop’s shareholders—Diluted	0.58	0.56	0.08

(1) Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products,and inventory and warehouse management services to certain suppliers.

(2) Fulfillment expenses include shipping and handling expenses, which amounted RMB 543 million and RMB 948 million in the three month periods ended September 30, 2016 and September 30, 2017, respectively.

(3) General and administrative expenses include amortization of intangible assets resulting from business acquisitions, which amounted to RMB 77 million and RMB 84 million in the three months period ended September 30, 2016 and September 30, 2017, respectively.

(4) Income tax expense Includes income tax benefits of RMB 20 million and RMB 21 million related to the reversal of deferred tax liabilities, which was recognized on business acquisitions for the three months period ended September 30, 2016 and September 30, 2017, respectively.

(5) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

Net income	345,204	318,456	47,864
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(36,623)	92,229	13,862
Unrealized gain (loss) from available-for-sale securities	11,342	(1,993)	(299)
Comprehensive income	319,923	408,692	61,427
Less: Comprehensive income (loss) attributable to noncontrolling interests	5,609	(19,599)	(2,946)
Comprehensive income attributable to Vipshop’s shareholders	314,314	428,291	64,373

	Three Months Ended
	September 30,2016	September 30,2017	September 30,2017
	RMB’000	RMB’000	USD’000
Share-based compensation expenses included are as follows
Fulfillment expenses	10,136	17,842	2,682
Marketing expenses	9,536	9,415	1,415
Technology and content expenses	45,096	51,420	7,728
General and administrative expenses	61,397	92,148	13,850
Total	126,165	170,825	25,675

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except per share data)

	December 31,2016	September 30,2017	September 30,2017
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4,109,577	3,665,310	550,901
Restricted cash	0	37,781	5,679
Held-to-maturity securities	671,776	230,267	34,610
Accounts receivable, net	2,333,918	3,561,913	535,360
Amounts due from related parties	8,352	5,007	753
Other receivables and prepayments,net	2,293,825	2,782,842	418,265
Inventories	4,948,609	4,341,557	652,542
Deferred tax assets	214,815	0	0
Total current assets	14,580,872	14,624,677	2,198,110
NON-CURRENT ASSETS
Property and equipment, net	4,467,451	6,161,628	926,101
Deposits for property and equipment	1,039,793	425,639	63,974
Land use rights, net	2,399,058	3,095,594	465,272
Intangible assets, net	725,147	484,862	72,875
Investment in affiliates	93,144	62,642	9,415
Other investments	503,117	424,096	63,742
Available-for-sale securities investments	407,944	148,006	22,246
Other long-term assets	510,821	152,625	22,940
Goodwill	367,106	367,106	55,177
Deferred tax assets	0	302,849	45,519
Total non-current assets	10,513,581	11,625,047	1,747,261
TOTAL ASSETS	25,094,453	26,249,724	3,945,371

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Short term loans (Including short term loans of the VIE without recourse to the Company of nil and nil as of December 31, 2016 and September 30, 2017, respectively)	0	554,000	83,267
Accounts payable (Including accounts payable of the VIE without recourse to the Company of RMB 22,471 and RMB 27,978 as of December 31, 2016 and September 30, 2017, respectively)	8,333,610	8,435,969	1,267,937
Advance from customers (Including advance from customers of the VIE without recourse to the Company of RMB 1,211,643 and RMB 904,297 as of December 31, 2016 and September 30, 2017, respectively)	2,699,981	1,836,299	275,998
Accrued expenses and other current liabilities (Including accrued expenses and other current liabilities of the VIE without recourse to the Company of RMB 1,257,667 and RMB 1,406,029 as of December 31, 2016 and September 30, 2017, respectively)	3,322,599	2,689,541	404,242
Amounts due to related parties (Including amounts due to related parties of the VIE without recourse to the Company of RMB 591 and RMB 3,656 as of December 31, 2016 and September 30, 2017, respectively)	52,729	13,686	2,057
Deferred income (Including deferred income of the VIE without recourse to the Company of RMB 16,222 and RMB 7,898 as of December 31, 2016 and September 30, 2017, respectively)	174,547	173,580	26,089
Securitization debt (Including securitization debt of the VIE without recourse to the Company of nil and nil as of December 31, 2016 and September 30, 2017, respectively)	0	285,000	42,836
Total current liabilities	14,583,466	13,988,075	2,102,426
NON-CURRENT LIABILITIES
Deferred tax liability (Including deferred tax of the VIE without recourse to the Company of RMB 4,904 and RMB 4,382 as of December 31, 2016 and September 30, 2017, respectively)	100,583	38,820	5,835
Deferred income-non current (Including deferred income-non current of the VIE without recourse to the Company of RMB 1,928 and RMB 2,972 as of December 31, 2016 and September 30, 2017, respectively)	246,902	314,814	47,317
Convertible senior notes	4,381,698	4,187,421	629,375
Total non-current liabilities	4,729,183	4,541,055	682,527
Total liabilities	19,312,649	18,529,130	2,784,953

EQUITY:

Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 101,508,264 and 101,508,264 shares issued and outstanding as of December 31, 2016 and September 30, 2017, respectively)	66	66	10

Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2016 and September 30, 2017, respectively)	11	11	2

Treasury shares, at cost - 1,356,918 shares and —297,480 shares as of December 31, 2016 and September 30, 2017	(707,441)	(151,578)	(22,782)

Additional paid-in capital	3,130,126	3,122,281	469,283
Retained earnings	3,653,026	4,929,480	740,908
Accumulated other comprehensive loss	(343,608)	(147,807)	(22,215)
Noncontrolling interests	49,624	(31,859)	(4,788)
Total shareholders’ equity	5,781,804	7,720,594	1,160,418
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	25,094,453	26,249,724	3,945,371

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	September 30,2016	September 30,2017	September 30,2017
	RMB’000	RMB’000	USD’000
Income from operations	528,787	448,201	67,365
Share-based compensation expenses	126,165	170,825	25,675
Amortization of intangible assets resulting from business acquisitions	77,093	84,161	12,649
Non-GAAP income from operations	732,045	703,187	105,689

Net income	345,204	318,456	47,864
Share-based compensation expenses	126,165	170,825	25,675
Impairment loss in investments	65,940	0	0
Amortization of intangible assets resulting from business acquisitions and equity method investments	91,556	84,161	12,649

Tax effect of amortization of intangible assets resulting from business acquisitions	(19,887)	(21,040)	(3,162)
Non-GAAP net income	608,978	552,402	83,026

Net income attributable to Vipshop’s shareholders	342,861	338,055	50,810
Share-based compensation expenses	126,165	170,825	25,675
Impairment loss in investments	65,940	0	0
Amortization of intangible assets resulting from business acquisitions and equity method investments	76,523	67,857	10,199

Tax effect of amortization of intangible assets resulting from business acquisitions	(16,009)	(16,965)	(2,550)

Non-GAAP net income attributable to Vipshop’s shareholders	595,480	559,772	84,134

Shares used in calculating earnings per share:
Basic ordinary shares:
Class A and Class B ordinary shares:
—Basic	116,178,808	117,641,548	117,641,548
—Diluted	118,727,676	125,535,694	125,535,694

Non-GAAP net income per Class A and Class B share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	5.13	4.76	0.72
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	5.02	4.56	0.69

Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	1.03	0.95	0.14
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	1.00	0.91	0.14